[redacted]

08005812

RECEIVED

2008 NOV 12 A 9:01

3 November 2008

File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref. RJ

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents by email to linda.goodwin@stplc.com

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

PROCESSED
NOV 14 2008
THOMSON REUTERS

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Document Details	Category	Document Date	Document released to: LSE/ UKLA	Registrar of Companies	Shareholders	Press release		Comments
Total Voting Rights	SE Announcement	01-Oct-2008	✓					Filed with SEC on 1 October 2008
Block Listing Application	SE Announcement	10-Oct-2008	✓					Filed with SEC on 10 October 2008
88(2) - Various - 11,743 shares	Co House Forms	13-Oct-2008		✓				
88(2) - Various - 302,868 shares	Co House Forms	13-Oct-2008		✓				
Holding (s) in Company	SE Announcement	16-Oct-2008	✓					Filed with SEC on 16 October 2008

RECEIVED
2008 NOV 12 A 9:01



London STOCK EXCHANGE

RECEIVED

FORM 1 - APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

The submission of Form 1 shall be provisional. Formal application will only be deemed to be made when a Prospectus relating to the securities to be admitted to trading has been approved and published. All applications are subject to the Admission and Disclosure Standards ("the Standards").

For new issues this form must arrive no later than **10 business days prior** to the consideration of the application for admission to trading and for further issues no later than **2 business days prior** to the consideration of the application for admission to trading.

The form should be submitted to Issuer Implementation at the London Stock Exchange either by fax on +44 (0)20 7920 4607 or by email to issuerimplementation@londonstockexchange.com. If you require assistance, please call Issuer Implementation on **+44 (0)20 7797 4310**.

Application to be considered on (date): 1st October 2008

Dealings expected to commence on (date): ASAP

1. **Full legal name of issuer:** Severn Trent Plc

hereby applies for the following securities to be admitted to trading on the London Stock Exchange or for the purposes of MTN Programmes only:
hereby applies to establish a programme on the London Stock Exchange for the issuance of debt securities. Application for admission to trading on the London Stock Exchange of debt securities issued under the programme will be deemed to take effect only on submission of a pricing supplement for a specific issue of debt securities under the programme.

2. **Amount and full description of each class of security for which application is now being made:**
(Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time)

1,176,869 ordinary shares of 97 17/19 pence each

3. **Type of issue for which application is being made:**
(Example: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants)

Block listing

4. **Market to which admission is sought.**
By ticking this box you are confirming that you meet the criteria and requirements of the market to which you are applying.

Main Market ☒ Professional Securities Market ☐ Specialist Fund Market ☐ Other ☐

5. **Are the securities for which application is now made identical in all respects****

a. with each other? YES: ☒ NO: ☐
b. with an existing class of security? YES: ☒ NO: ☐

**** If you answered *NO* to either question how do the securities differ and when will they become identical?**

New Issues: This section only requires completion if the application is for a new issue, this information may be published in the New Issues List section on the Exchange's website.

6. **Country of incorporation:**

7. **Home EEA competent authority for listing:**

   a. **Will the securities also be admitted to the FSA's Official List?** YES: ☐ NO: ☐

   b. **If appropriate, has the "passport" been lodged with the UKLA? If so, please attach a copy.** YES: ☐ NO: ☐

8. **Expected size of offer (£m):**

9. **Expected market cap. post issue (£m):**

10. **Expected percentage of Free Float post issue:**

11. **Preferred trading currency / currencies:**

12. **ISIN Number/s:** GB00B1FH8J72

13. **Default place of settlement (system):** CREST

14. **Issuer details:**

   a. **Contact name:** Michelle Woodall

   b. **Job title:** Assistant Company Secretary

   c. **Telephone number:** 0121 722 4840

   d. **Email address:** michelle.woodall@severntrent.co.uk

15. **Invoicing – Value Added Tax (VAT)**

The following information is required in order to comply with the EC Invoicing Directive (2001/115/EC) and to ensure that VAT is charged in accordance with EC law:

   a. **Country of Principal Place of Business (PPB):** United Kingdom

   NB: PPB is usually the head office, headquarters or 'seat' from which business is run.

   b. **Is the Issuer registered for VAT in the UK?** YES: ☒ NO: ☐

   c. **Is the Issuer registered for VAT in another EC country?** YES: ☐ NO: ☒

   d. **If YES, please confirm EC VAT registration number:**

NB: Where PPB is an EC country (excluding UK) – Failure to provide a valid EC VAT registration number will result in UK VAT being charged on admission and annual fees.

16. **Brief description of business / fund type:**

17. **Fiscal year end:**

18. **Sponsor/ Lead manager / Adviser (if applicable):**

a. **Contact name:**
b. **Telephone Number:**
c. **Email address:**

19. **Corporate Broker:**

20. **Confirmed Market Makers:**

At least one market maker is required if the security is to be traded on a segment with mandatory market maker requirements

21. **Financial PR advisors:**

22. **Address at which admission document will be available:**

23. **Date available:**

Debt Issues:

24. **Date of issue of certificates (or where relevant definitive bearer securities) for which application to trading is sought.**

25. **Please indicate whether the certificates are in registered or bearer form:**

26. **MTN Programmes:**

Establish	Update

27. Please tick the box that best describes the security for which admission is sought. (more then one box may be appropriate in some cases)

Floating rate	☐	Step up up/Down	☐
Preference shares	☐	Guaranteed	☐
Exchangeable/Convertible	☐	Debentures	☐
Retail offer	☐	Eurobonds	☐
Inflation Linked	☐	Warrants	☐
Any other Linked	☐	Collateralised Debt Obligation	☐
Loan Participation	☐		
Credit Linked Notes	☐	Zero coupon	☐
Asset Backed	☐	Covered	☐
Extendable	☐	Shari'ah Compliant	☐
Commercial paper	☐	Mortgage Backed	☐

28. If the security does not fall under any of the descriptions set above please provide a brief description

29. Please state the maturity of the debt security (DD MM YYYY)

Declaration

We have read and acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

(d) We shall pay applicable admission and annual fees, as they fall due.

We undertake to comply with the Standards as published by the London Stock Exchange from time to time.



Signed:	[signature]	**Print Name:**	Kerry Porritt
Job Title:	**Joint Secretary**	**Date:**	6 October 2008

Signed by a duly authorised officer (e.g. Director) for and on behalf of:

Name of Issuer: Severn Trent Plc

Please ensure that all sections where applicable on this form have been completed. Failure to do so may cause delays in admission.

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST

Admission to the *official list* must be simultaneous with *admission to trading* on an *RIE*'s market for listed securities. You will need to complete a separate application form to apply for trading on a *RIE*.

† - Indicates a section that is mandatory for all applications. Sections that do not apply should be struck-through as necessary.

To: The *FSA*

Date: 10 October 2008

Severn Trent Plc (the *applicant*) hereby applies for the *securities* described below to be admitted to the *official list* of the *FSA*.†

Amounts and descriptions of *securities* for which application is now being made (include distinctive numbers if any). Where the *securities* are to be issued under a programme, give a description of the programme and the maximum amount (if any) of *securities* which may be *listed* at any one time†:
1,176,869 ordinary shares of 97 17/19 pence each fully paid

Where application is made for the *listing* of *securities* without a *prospectus*, we confirm that a *prospectus* is not required pursuant to the Financial Services and Markets Act (the "*Act*") for the reasons set out below (please ensure a sufficiently detailed explanation is given as to why the relevant exemptions apply):	
Public Offer (quote relevant sub-section of *Prospectus Rule* 1.2.2, or relevant part of S85 or S86 of the *Act*, or relevant part of Schedule 11A of the *Act*, *and give the reason for the application of that exemption,* or confirm the transaction falls outside of the scope of the definition of an *offer* as defined in the *Prospectus Rules).*	The issue of shares does not constitute a public offer as the 1,176,869 new ordinary shares are to be offered pursuant to block listings for the Severn Trent Sharesave Scheme and the Severn Trent Share Option Scheme (Prospectus Rule 1.2.2(5).
Admission to a *regulated market* (quote relevant part of S85 of the *Act* or the relevant sub-section of *Prospectus Rule* 1.2.3, or relevant part of Schedule 11A of the *Act*, and give the reason for the application of that exemption).	We claim exemption under Prospectus Rule 1.2.3(6) – application relates to ordinary shares to be issued pursuant to block listings for the Severn Trent Sharesave Scheme and the Severn Trent Option Scheme.

Furthermore we confirm that between the date of this application form and the date of *admission* we will not take any action that would otherwise require the publication of a *prospectus* in respect of the *securities* the subject of this application.

Where listing particulars would ordinarily be required in respect of the application but have not been prepared please confirm they are not required and the reason(s) why:
N/A. Listing particulars not ordinarily required

The ISIN code(s) for the *security* or *securities* to be *admitted*†:
GB00B1FH8J72

Type of issue for which application is being made: (for example: placing; rights issue; block listing; issuance programme)†:
Block listing

For issuance programme applications, please provide a primary contact(s) at the *issuer* for correspondence in relation to the programme for which admission is being sought:	
Name(s):	N/A
Position(s):	
Email Address(es):	
Contact Telephone Number(s):	

Please specify whether this application is for a *primary* or *secondary listing* of *securities*:
Primary

Please specify on which UK market(s) the *applicant* has applied to have these *securities* traded†:
London Stock Exchange

Please specify where else these *securities* are, or will be listed and whether the listing(s) are primary or secondary (if such a distinction is made):
N/A

Which EEA State do you regard as your home member state for the purposes of the Transparency Directive (2004/109/EC)?: Queries in relation to this question should be directed to the Company Monitoring Helpdesk on 020 7066 [illegible] option 4	
United Kingdom	
Account/Audit Information:	
Accounting Standards used by Issuer	IFRS, IAS, IFRIC
Auditing Standards used by Issuer	International Standards on Auditing (UK and Ireland)

Information to be provided by a *Public Sector Issuer* that seeks *admission* of *securities* without a *prospectus*:	
Series Number:	
Issue Price:	
Specified Denominations:	
Issue Date:	
Maturity Date:	
Form of Securities:	Bearer/Registered
Listing:	
ISIN:	

***Where this information is already set out in some other document describing the issue (such as final terms) it is sufficient to simply attach that document.**

Confirmation

We acknowledge our obligations arising under the *listing rules* and the legal implications of *listing* under the *Act*. Accordingly, we confirm that:

1, all the requirements for *listing* in the *listing rules,* which are required to be fulfilled before the application is to be considered, have been fulfilled in relation to the *issuer* and the *securities* for which application is now made (save where otherwise agreed with the *FSA*);

2, all the documents and information required to be included in the application have been or will be supplied in line with the *listing rules,* and all other requirements of the *FSA* in respect of the application have been or will be complied with.

3, we undertake to comply with the *listing rules* so far as applicable to the *issuer.*

4, we acknowledge the obligation to comply with the requirement to publish a *supplementary prospectus* or *supplementary listing particulars* if, at any time after a *prospectus* or *listing particulars* have been approved such document would be required by the *Act*, the *Prospectus Rules* or the *Listing Rules*.

5, on *admission* the *securities* for which application has been made will be allotted (for *equity securities*) and in issue (for *debt securities*) pursuant to the appropriate board resolutions and with the appropriate authority (save in circumstances where the *FSA* has specifically agreed otherwise including *inter alia* block listings, applications by *open-ended investment companies*, applications for the *admission* of 'up to' amounts).

SIGNED BY † 
Joint secretary, for and on behalf of:

Severn Trent Plc
Name of *applicant*

Application to be heard on†	10 October 2008
Admission expected to be effective on†	ASAP

Name(s) of contact(s) at *applicant* regarding the application†	Michelle Woodall
Telephone number(s) of contact(s) at *applicant* regarding the application†	0121 722 4840

6 October 2008

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 0121 722 4840
Direct Fax 0121 722 4290
Our Ref MLW

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Dear Sirs

We confirm that the issuer will not make an offer of transferable securities to the public of, or admit to trading on a regulated market in the UK, the securities which are the subject of the application until those securities are admitted to the official list.

We claim exemption to issue a prospectus under Prospectus Rule 1.2.3(6) as the application for listing relates to 1,176,869 new ordinary shares to be issued pursuant to block listings for the Severn Trent Sharesave Scheme and the Severn Trent Share Option Scheme.

We confirm that these new ordinary shares will rank pari passu with the ordinary shares already admitted to trading.

The issue of shares does not constitute a public offer as the 1,176,869 new ordinary shares are to be offered pursuant to block listings for the Severn Trent Sharesave Scheme and the Severn Trent Share Option Scheme.

Yours faithfully



K A A Porritt
Joint Secretary

S:\PLCSharedDocs\Secretariat\Co Sec Department\Stock Exchange\Block Listing Applications\2008\Declaration Letter 6 October 2008.doc

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

1 of 3

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	13	10	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,383	2,439	1,414
Nominal value of each share	97 17/19p	97 17/19p	97 17/19p
Amount (if any) paid or due on each Share *(including any share premium)*	536p	592p	759p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **Continued**

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed [signature] **Date** 13/10/08

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Equiniti Limited,
Highdown House
Yeoman Way,
Worthing
West Sussex.
BN99 3YY

ESP/Allotment Team/BOD/0143

Tel: 01903 833692 Fax: 01903 833277

DX number DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

2 of 3

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	13	10	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,124	180	34
Nominal value of each share	97 17/19p	97 17/19p	97 17/19p
Amount (if any) paid or due on each Share *(including any share premium)*	823p	1172p	1221p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

	Class of shares allotted	Number allotted
Name Address Postcode		
Name Address Postcode		
Name Address Postcode		
Name Address Postcode		
Name Address Postcode	TOTAL	Continued

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]



Signed ______________________ **Date** 13/10/08

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Equiniti Limited, Highdown House Yeoman Way, Worthing West Sussex. BN99 3YY ESP/Allotment Team/BOD/0143 Tel: 01903 833692 Fax: 01903 833277 DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full SEVERN TRENT PLC

3 of 3

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	13	10	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,169		
Nominal value of each share	97 17/19p		
Amount (if any) paid or due on each Share *(including any share premium)*	568p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Please see attached listing Postcode	Class of shares allotted Ordinary	Number allotted 11,743
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **11,743**

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed [signature] **Date** 13/10/08.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Equiniti Limited,
Highdown House
Yeoman Way,
Worthing
West Sussex.
BN99 3YY

ESP/Allotment Team/BOD/0143

Tel: 01903 833692 Fax: 01903 833277

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full SEVERN TRENT PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	13	10	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	8,631	13,837	90,954
Nominal value of each share	97 17/19p	97 17/19p	97 17/19p
Amount (if any) paid or due on each Share *(including any share premium)*	548p	536p	592p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **Continued**

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed [signature] **Date** 13/10/08.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Equiniti Limited, Highdown House Yeoman Way, Worthing West Sussex. BN99 3YY ESP/Allotment Team/BOD/0073 Tel: 01903 833692 Fax: 01903 833277 DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full SEVERN TRENT PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	From Day	From Month	From Year	To Day	To Month	To Year
	13	10	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	55,398	134,048	
Nominal value of each share	97 17/19p	97 17/19p	
Amount (if any) paid or due on each Share *(including any share premium)*	759p	823p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Please See Attached Listing Postcode	Class of shares allotted Ordinary	Number allotted 302,868
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **302,868**

Please enter the number of continuation sheet(s) (if any) attached to this form 1

Signed [signature] **Date** 13/10/08.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Equiniti Limited,
Highdown House
Yeoman Way,
Worthing
West Sussex.
BN99 3YY

ESP/Allotment Team/BOD/0073

Tel: 01903 833692 Fax: 01903 833277

DX number DX exchange

END